UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
HireRight Holdings Corporation
(Name of the Issuer)
HireRight Holdings Corporation
Hearts Parent, LLC
Hearts Merger Sub, Inc.
General Atlantic, L.P.
GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic GenPar, L.P.
General Atlantic (Lux) S.à r.l.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic GenPar (Lux) SCSp
General Atlantic Partners (Lux) SCSp
General Atlantic Partners AIV-1 A, L.P.
General Atlantic Partners AIV-1 B, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic Partners 100, L.P.
General Atlantic (HRG) Collections, L.P.
GAPCO AIV Holdings, L.P.
GAPCO AIV Interholdco (GS), L.P.
GA AIV-1 B Interholdco, L.P.
GA AIV-1 B Interholdco (GS), L.P.
GA AIV-1 A Interholdco (GS), L.P.
General Atlantic Partners (Bermuda) HRG II, L.P.
General Atlantic (SPV) GP (Bermuda), LLC
Trident VII, L.P.
Trident VII Parallel Fund, L.P.
Trident VII DE Parallel Fund, L.P.
Trident VII Professionals Fund, L.P.
Trident Capital VII, L.P.
Stone Point GP Ltd.
(Names of Persons Filing Statement)
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
Common Stock: 433537107
(CUSIP Number of Class of Securities)
HireRight Holdings Corporation 100 Centerview Drive, Suite 300 Nashville, TN 37214 Tel: (615) 320-9800	Hearts Parent, LLC Hearts Merger Sub, Inc. c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 32nd Floor New York, NY 10055 Tel: (212) 715-4000
Trident VII, L.P.
Trident VII Parallel Fund, L.P.
Trident VII DE Parallel Fund, L.P.
Trident VII Professionals Fund, L.P.
Trident Capital VII, L.P.
Stone Point GP Ltd.
c/o Stone Point Capital LLC
20 Horseneck Lane
Greenwich, CT 06830
Tel: (203) 862-2900

General Atlantic (Lux) S.à r.l. General Atlantic GenPar (Lux) SCSp General Atlantic Partners (Lux) SCSp 412F, Route d’Esch, Luxembourg L-1471 Tel: (212) 715-4000
General Atlantic, L.P.
General Atlantic GenPar, L.P.
GAP Coinvestments III, LLC
GAP Coinvestments IV, LLC
GAP Coinvestments V, LLC
GAP Coinvestments CDA, L.P.
General Atlantic Partners AIV-1 A, L.P.
General Atlantic Partners AIV-1 B, L.P.
General Atlantic (SPV) GP, LLC
General Atlantic Partners 100, L.P.
General Atlantic (HRG) Collections, L.P.
GAPCO AIV Holdings, L.P.
GAPCO AIV Interholdco (GS), L.P.
GA AIV-1 B Interholdco, L.P.
GA AIV-1 B Interholdco (GS), L.P.
GA AIV-1 A Interholdco (GS), L.P.
c/o General Atlantic Service Company, L.P.,
55 East 52nd Street, 33rd Floor,
New York, NY 10055
Tel: (212) 715-4000

GAP (Bermuda) L.P.
General Atlantic GenPar (Bermuda), L.P.
General Atlantic Partners (Bermuda) IV, L.P.
General Atlantic Partners (Bermuda) EU, L.P.
General Atlantic Partners (Bermuda) HRG II, L.P.
General Atlantic (SPV) GP (Bermuda), LLC
Clarendon House, 2 Church Street,
Hamilton, Bermuda HM 11
Tel: (441) 295-1422

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
With copies to
Elizabeth A. Cooper Mark C. Viera Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Tel: (212) 455-2000	John D. Amorosi H. Oliver Smith Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000	Matthew W. Abbott Christopher J. Cummings Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Tel: (212) 373-3000
This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) HireRight Holdings Corporation (“HireRight” or the “Company”), a Delaware corporation and the issuer of the common stock, par value $0.001 per share (the “Shares”), that is subject to the Rule 13e-3 transaction, (ii) Hearts Parent, LLC, a Delaware limited liability company (“Parent”), (iii) Hearts Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) General Atlantic, L.P., a Delaware limited partnership, (v) GAP (Bermuda) L.P., a Bermuda exempted limited partnership, (vi) General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership, (vii) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership, (viii) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda exempted limited partnership, (ix) General Atlantic GenPar, L.P., a Delaware limited partnership, (x) General Atlantic (Lux) S.à.r.l., a Luxembourg private limited liability company, (xi) GAP Coinvestments III, LLC, a Delaware limited liability company, (xii) GAP Coinvestments IV, LLC, a Delaware limited liability company, (xiii) GAP Coinvestments V, LLC, a Delaware limited liability company, (xiv) GAP Coinvestments CDA, L.P., a Delaware limited partnership, (xv) General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership, (xvi) General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership, (xvii) General Atlantic Partners AIV-1 A, L.P., a Delaware limited partnership, (xviii) General Atlantic Partners AIV-1 B, L.P., a Delaware limited partnership, (xix) General Atlantic (SPV) GP, LLC, a Delaware limited liability company, (xx) General Atlantic Partners 100, L.P., a Delaware limited partnership, (xxi) General Atlantic (HRG) Collections, L.P., a Delaware limited partnership, (xxii) GAPCO AIV Holdings, L.P., a Delaware limited partnership, (xxiii) GAPCO AIV Interholdco (GS), L.P., a Delaware limited partnership, (xxiv) GA AIV-1 B Interholdco, L.P., a Delaware limited partnership, (xxv) GA AIV-1 B Interholdco (GS), L.P., a Delaware limited partnership, (xxvi) GA AIV-1 A Interholdco (GS), L.P., a Delaware limited partnership, (xxvii) General Atlantic Partners (Bermuda) HRG II, L.P., a Bermuda exempted limited partnership, (xxviii) General Atlantic (SPV) GP (Bermuda), LLC, a Bermuda limited liability company (together with Filing Persons (iv) through (xxvii), “General Atlantic”), (xxix) Trident VII, L.P., a Cayman Islands exempted limited partnership, (xxx) Trident VII Parallel Fund, L.P., a Cayman Islands exempted limited partnership, (xxxi) Trident VII DE Parallel Fund, L.P., a Delaware limited partnership, (xxxii) Trident VII Professionals Fund, L.P., a Cayman Islands exempted limited partnership, (xxxiii) Trident Capital VII, L.P., a Cayman Islands exempted limited partnership and (xxxiv) Stone Point GP Ltd., a Cayman Islands exempted company with limited liability (together with Filing Persons (xxix) through (xxxiii), “Stone Point”). Parent, Merger Sub, General Atlantic and Stone Point are Filing Persons of this Transaction Statement because they may be deemed to be affiliates of the Company under the SEC rules governing “going-private” transactions.
On February 15, 2024, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions and on the terms set forth therein, Merger Sub will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Concurrently with the filing of this Schedule 13E-3, the Company is filing with the SEC a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company (the “Special Meeting”) at which the stockholders of the Company will consider and vote upon a proposal to (i) approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) a proposal to adjourn the Special Meeting, if necessary or appropriate, including adjournments to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to adopt the Merger Agreement. The adoption of the Merger Agreement will require the affirmative vote of (i) the holders of a majority of the voting power of all outstanding Shares entitled to vote, outstanding as of the close of business on the record date for the Special Meeting and (ii) the holders of a majority of the outstanding shares of Company common stock held by the Unaffiliated Stockholders entitled to vote thereon. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and incorporated herein by reference. A copy of the Merger Agreement is attached hereto as Exhibit (d)(i) and is also included as Annex A to the preliminary Proxy Statement and incorporated herein by reference.
Under the terms of the Merger Agreement, and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), among other things, each Share outstanding immediately prior to the Effective

Time, other than as provided below, will be converted into the right to receive $14.35 in cash (the “Merger Consideration”), without interest and less any applicable withholding taxes. The following Shares will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) Shares held by the Company as treasury stock or otherwise, (ii) Shares owned by Parent, Merger Sub and any of their subsidiaries (including the Shares held of record by the Sponsor Stockholders) and (iii) Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted in favor of the adoption of the Merger Agreement or consented thereto in writing and whose holders have properly exercised and validly perfected appraisal rights with respect to such Shares in accordance with, and who have complied with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”), a copy of which is attached hereto as Exhibit (f) and is also included as Annex E to the Proxy Statement and incorporated herein by reference.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes and appendices thereto, is incorporated in its entirety herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes and appendices thereto.
Capitalized terms used but not expressly defined in this Schedule 13E-3 shall have the respective meanings given to them in the Proxy Statement.
The information concerning the Company contained in, or incorporated by reference into, this Schedule 13E-3 and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.
While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any Filing Person.
Item 1.	Summary Term Sheet
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
Item 2.	Subject Company Information
(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“PARTIES TO THE MERGER”
(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE SPECIAL MEETING - Voting”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Market Price of Shares of Company Common Stock and Dividends”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“SUMMARY TERM SHEET”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Market Price of Shares of Company Common Stock and Dividends”
(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Market Price of Shares of Company Common Stock and Dividends”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Dividends”
(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Prior Public Offerings”
(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Stock Repurchases”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Certain Transactions in the Shares of Company Common Stock”
Item 3.	Identity and Background of Filing Person
(a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. HireRight Holdings Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“PARTIES TO THE MERGER”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT”
“OTHER IMPORTANT INFORMATION REGARDING THE PURCHASER FILING PARTIES”
Item 4.	Terms of the Transaction
(a)(1) Material Terms. Tender Offers. Not Applicable.
(a)(2) Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS - Financing of the Merger”
“SPECIAL FACTORS - Accounting Treatment”
“THE MERGER AGREEMENT”
“THE SPECIAL MEETING - Vote Required”
Annex A - Agreement and Plan of Merger
(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Financing of the Merger”
“SPECIAL FACTORS - Support Agreements”
“THE MERGER AGREEMENT - Employee Benefits”
Annex A - Agreement and Plan of Merger
Annex B - General Atlantic Support Agreement
Annex C - Stone Point Support Agreement
(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Appraisal Rights”
“THE MERGER AGREEMENT - Merger Consideration”
“THE SPECIAL MEETING - Appraisal Rights”
“THE MERGER (THE MERGER AGREEMENT PROPOSAL - PROPOSAL 1) - Appraisal Rights”
Annex A - Agreement and Plan of Merger
Annex E - Section 262 of the DGCL
(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”
(f) Eligibility for Listing or Trading. Not Applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“THE MERGER AGREEMENT”

“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Certain Transactions in the Shares of Company Common Stock”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex A - Agreement and Plan of Merger
(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Financing of the Merger”
“SPECIAL FACTORS - Limited Guarantees”
“SPECIAL FACTORS - Support Agreements”
“THE MERGER AGREEMENT”
(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“THE MERGER AGREEMENT”
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Intent of the Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS - Intent of the Purchaser Filing Parties to Vote in Favor of the Merger”
“SPECIAL FACTORS - Financing of the Merger”

“SPECIAL FACTORS - Limited Guarantees”
“SPECIAL FACTORS - Support Agreements”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Certain Transactions in the Shares of Company Common Stock”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Stockholders Agreement”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex A - Agreement and Plan of Merger
Annex B - General Atlantic Support Agreement
Annex C - Stone Point Support Agreement
Item 6.	Purposes of the Transaction and Plans or Proposals
(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Exchange and Payment Procedures”
“THE MERGER AGREEMENT”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A - Agreement and Plan of Merger
(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Intent of the Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS - Intent of the Purchaser Filing Parties to Vote in Favor of the Merger”
“SPECIAL FACTORS - Financing of the Merger”
“SPECIAL FACTORS - Limited Guarantees”
“SPECIAL FACTORS - Support Agreements”
“THE MERGER AGREEMENT”

“THE SPECIAL MEETING”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A - Agreement and Plan of Merger
Annex B - General Atlantic Support Agreement
Annex C - Stone Point Support Agreement
Item 7.	Purposes, Alternatives, Reasons and Effects
(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Certain Effects on HireRight if the Merger is Not Completed”
(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
Annex D - Opinion of Centerview Partners LLC
(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”

“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Plans for HireRight After the Merger”
“SPECIAL FACTORS - Certain Effects of the Merger”
“SPECIAL FACTORS - Certain Effects on HireRight if the Merger is Not Completed”
“SPECIAL FACTORS - Financing of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Material U.S. Federal Income Tax Consequences of the Merger”
“SPECIAL FACTORS - Fees and Expenses”
“SPECIAL FACTORS - Accounting Treatment”
“SPECIAL FACTORS - Exchange and Payment Procedures”
“THE MERGER AGREEMENT”
“DELISTING AND DEREGISTRATION OF COMMON STOCK”
Annex A - Agreement and Plan of Merger
Item 8.	Fairness of the Transaction
(a), (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“THE MERGER AGREEMENT”
Annex D - Opinion of Centerview Partners LLC
(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“THE MERGER AGREEMENT - Conditions to the Closing of the Merger”
“THE SPECIAL MEETING - Record Date and Quorum”
“THE SPECIAL MEETING - Vote Required”
“THE SPECIAL MEETING - Voting”

“THE SPECIAL MEETING - How to Vote”
“THE SPECIAL MEETING - Proxies and Revocation”
Annex A - Agreement and Plan of Merger
(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Opinion of the Special Committee’s Financial Advisor”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“THE MERGER AGREEMENT - Solicitation of Other Offers”
“THE MERGER AGREEMENT - Recommendation Changes”
Annex A - Agreement and Plan of Merger
Item 9.	Reports, Opinions, Appraisals and Negotiations
(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
“WHERE YOU CAN FIND MORE INFORMATION”
Annex D - Opinion of Centerview Partners LLC
Item 10.	Source and Amount of Funds or Other Consideration
(a), (b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS - Financing of the Merger”
“SPECIAL FACTORS - Limited Guarantees”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Exchange and Payment Procedures”
“THE MERGER AGREEMENT - Effect of the Merger”
“THE MERGER AGREEMENT - Closing and Effective Time”
“THE MERGER AGREEMENT - Conduct of Business Pending the Merger”
“THE MERGER AGREEMENT - Conditions to the Closing of the Merger”
Annex A - Agreement and Plan of Merger
(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Fees and Expenses”
“THE MERGER AGREEMENT - Termination of the Merger Agreement”
“THE MERGER AGREEMENT - Termination Fees”
“THE MERGER AGREEMENT - Fees and Expenses”
“THE SPECIAL MEETING - Solicitation of Proxies; Payment of Solicitation Expenses”
Annex A - Agreement and Plan of Merger
(d) Borrowed Funds.
“SPECIAL FACTORS - Financing of the Merger”
Item 11.	Interest in Securities of the Subject Company
(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Support Agreements”
“THE SPECIAL MEETING - Record Date and Quorum”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Security Ownership of Certain Beneficial Owners and Management”
Annex B - General Atlantic Support Agreement
Annex C - Stone Point Support Agreement

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Support Agreements”
“THE MERGER AGREEMENT”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Stock Repurchases”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Certain Transactions in the Shares of Company Common Stock”
Annex A - Agreement and Plan of Merger
Annex B - General Atlantic Support Agreement
Annex C - Stone Point Support Agreement
Item 12.	The Solicitation or Recommendation
(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“SPECIAL FACTORS - Intent of the Directors and Executive Officers to Vote in Favor of the Merger”
“SPECIAL FACTORS - Intent of the Purchaser Filing Parties to Vote in Favor of the Merger”
“SPECIAL FACTORS - Support Agreements”
“THE SPECIAL MEETING - Record Date and Quorum”
“THE SPECIAL MEETING - Voting Intentions of HireRight’s Directors and Executive Officers”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Directors and Executive Officers of HireRight”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Security Ownership of Certain Beneficial Owners and Management”
Annex B - General Atlantic Support Agreement
Annex C - Stone Point Support Agreement
(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”

“SPECIAL FACTORS - Position of the Purchaser Filing Parties as to the Fairness of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of the Purchaser Filing Parties for the Merger”
Item 13.	Financial Statements
(a) Financial Information. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2023 and 2022 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 12, 2024 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 81).
The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Book Value per Share”
“OTHER IMPORTANT INFORMATION REGARDING HIRERIGHT - Selected Historical Consolidated Financial Data”
“WHERE YOU CAN FIND MORE INFORMATION”
(b) Pro Forma Information. Not Applicable.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Purpose and Reasons of HireRight for the Merger; Recommendation of the HireRight Board and the Special Committee; Fairness of the Merger”
“SPECIAL FACTORS - Fees and Expenses”
“THE SPECIAL MEETING - Solicitation of Proxies; Payment of Solicitation Expenses”
(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE PROPOSALS AND THE SPECIAL MEETING”
“SPECIAL FACTORS - Background of the Merger”
“SPECIAL FACTORS - Interests of Executive Officers and Directors of HireRight in the Merger”
“THE SPECIAL MEETING”
“THE SPECIAL MEETING - Solicitation of Proxies; Payment of Solicitation Expenses”
Item 15.	Additional Information
(b) Golden Parachute Compensation. Not applicable.
(c) Other Material Information. The entirety of the Proxy Statement, including all annexes and appendices thereto, is incorporated herein by reference.

Item 16.	Exhibits
The following exhibits are filed herewith:
Exhibit No.	Description
(a)(2)(i)	Preliminary Proxy Statement of HireRight Holdings Corporation (included in the Schedule 14A filed on March 20, 2024, and incorporated herein by reference) (the “Preliminary Proxy Statement”).
(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Current Report on Form 8-K, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(vi)	LinkedIn Post, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(vii)	Email to Employees, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(2)(viii)	Employee FAQs, dated February 16, 2024 (included in Schedule 14A filed on February 16, 2024 and incorporated herein by reference).
(a)(5)(i)	Press Release, dated February 16, 2024 (incorporated by reference to Exhibit 99.1 to HireRight Holdings Corporation’s Form 8-K (filed February 16, 2024) (File No. 001-40982)).
(c)(i)	Opinion of Centerview Partners LLC, dated February 15, 2024 (included as Annex D to the Preliminary Proxy Statement, and incorporated herein by reference).
(c)(ii)	The Presentation of Centerview Partners LLC to the Special Committee, dated December 20, 2023.
(c)(iii)	The Presentation of Centerview Partners LLC to the Special Committee, dated January 21, 2024.
(c)(iv)	The Presentation of Centerview Partners LLC to the Special Committee, dated January 26, 2024.
(c)(v)	The Presentation of Centerview Partners LLC to the Special Committee, dated February 15, 2024.
(d)(i)
Agreement and Plan of Merger, dated February 15, 2024 by and among HireRight Holdings Corporation, Hearts Parent, LLC and Hearts Merger Sub, Inc. (included as Annex A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(ii)
Support Agreement, dated February 15, 2024, by and among HireRight Holdings Corporation, Hearts Parent, LLC, General Atlantic Partners (Bermuda) HRG II, L.P., General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P. and GA AIV-1 A Interholdco (GS), L.P. (included as Annex B to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(iii)
Support Agreement, dated as of February 15, 2024, by and among HireRight Holdings Corporation, Hearts Parent, LLC, Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P. (included as Annex C to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(iv)
Interim Investors’ Agreement dated as of February 15, 2024, by and among General Atlantic Partners (Bermuda) HRG II, L.P., General Atlantic (HRG) Collections, L.P., GAPCO AIV Interholdco (GS), L.P., GA AIV-1 B Interholdco (GS), L.P., GA AIV-1 A Interholdco (GS), L.P., Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P., Trident VII Professionals Fund, L.P. and Hearts Buyer Corporation.

(d)(v)	Debt Commitment Letter, dated February 15, 2024, from Goldman Sachs Bank USA and Royal Bank of Canada and accepted and agreed to by Hearts Parent, LLC.
(f)	Section 262 of the DGCL (included as Annex E to the Preliminary Proxy Statement, and incorporated herein by reference).
(g)	Not Applicable.
107	Filing Fee Table.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 20, 2024
HIRERIGHT HOLDINGS CORPORATION

By:	/s/ Guy Abramo
	Name:	Guy Abramo
	Title:	President and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 20, 2024
HEARTS PARENT, LLC

By:	/s/ Rene Kern
	Name:	Rene Kern
	Title:	President

HEARTS MERGER SUB, INC.

By:	/s/ Rene Kern
	Name:	Rene Kern
	Title:	President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 20, 2024
GENERAL ATLANTIC, L.P.

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) L.P.

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) L.P., its general partner

By:	GAP (BERMUDA) GP LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GAP COINVESTMENTS III, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS V, LLC

By:	GENERAL ATLANTIC, L.P., its managing member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC GENPAR (LUX) SCSp

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC PARTNERS (LUX) SCSp

By:	GENERAL ATLANTIC GENPAR (LUX) SCSp, its general partner

By:	GENERAL ATLANTIC (LUX) S.À R.L., its general partner

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ William Blackwell
	Name:	William Blackwell
	Title:	Manager B

GENERAL ATLANTIC PARTNERS AIV-1 A, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS AIV-1 B, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP, LLC

By:	GENERAL ATLANTIC, L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 100, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (HRG) COLLECTIONS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAPCO AIV HOLDINGS, L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAPCO AIV INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO, L.P.

By:	GENERAL ATLANTIC GENPAR, L.P., its general partner

By:	GENERAL ATLANTIC, L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 B INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GA AIV-1 A INTERHOLDCO (GS), L.P.

By:	GENERAL ATLANTIC (SPV) GP, LLC, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) HRG II, L.P.

By:	GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner

By:	GAP (BERMUDA), L.P., its sole member

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its sole member

By:	GAP (BERMUDA), L.P., its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 20, 2024
TRIDENT VII, L.P.

By:	Trident Capital VII, L.P., its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VII PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VII DE PARALLEL FUND, L.P.

By:	Trident Capital VII, L.P., its sole general partner

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT VII PROFESSIONALS FUND, L.P.

By:	Stone Point GP Ltd., its sole general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

TRIDENT CAPITAL VII, L.P.

By:	DW Trident GP, LLC, a general partner

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President

STONE POINT GP LTD.

By:	/s/ Jacqueline Giammarco
	Name:	Jacqueline Giammarco
	Title:	Vice President